Exhibit 99.4

 STEVANATO GROUP S.P.A.

REPORT OF THE AUDIT COMMITTEE

TO THE SHAREHOLDERS

ON THE ACTIVITIES CARRIED OUT

IN THE FINANCIAL YEAR 2022

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

On May 28, 2021, following the approval of the by-laws (the “By-Laws”), Stevanato Group S.p.A. (the “Company” or “Stevanato”) adopted the one-tier system of corporate governance pursuant to articles 2409-sexiesdecies and subsequent of the Italian Civil Code (the “Civil Code”), which provides for the Company’s direction and internal control activities to be carried out, respectively, by the Board of Directors and by the Audit Committee (Comitato per il controllo sulla gestione; the “Committee”) established within the Board of Directors.

According to the provisions of law, the Committee shall supervise the adequacy of the Company’s organizational structure, the internal control system and the administrative and accounting system, as well as its suitability to present fairly the Company’s management facts, and perform the additional tasks entrusted to it by the Board of Directors, with particular regard to the relations with the audit firm in charge of the statutory audit (the “Audit Firm”).

Pursuant to the By-Laws, and following the listing of the Company’s ordinary shares on the New York Stock Exchange (“NYSE” and the “Listing”), the Committee shall also exercise the role of the “Audit Committee” pursuant to US laws and regulations and the NYSE Listing Rules applicable to the Company.

In accordance with such provisions, on June 16, 2021, the Board of Directors adopted the Committee’s charter (the “Charter”), which provides that the Committee shall carry out, inter alia, the supervision and control of (i) business processes and procedures, with particular regard to the internal control and market information processes and to the risk management policies adopted by the Company; (ii) the financial information provided by the Company; and (iii) the activity and independence of the Audit Firm. On January 27, 2022 the Audit Committee revised the Charter, confirming its content without modifications.

Special functions are also assigned to the Committee by the Charter and by the policy on transactions with related parties approved by the Board of Directors on July 2, 2021 (the “Related Parties Policy”), with regard to, inter alia, (i) the appointment and determination of the compensation to be granted to the Audit Firm, (ii) the design of the policy and procedures for employees’ reporting of objectionable facts (so-called “whistleblowing procedures”), and (iii) the approval of transactions to be entered into with related parties and of amendments to the Related Parties Policy. On May 6, 2022 the Audit Committee modified the Related Parties Policy and the updated version has been published on the Company website.

This report – prepared in accordance with the Italian law and submitted to the Shareholders’ Meeting convened for 24 May, 2023 – provides a brief description of the supervisory activities carried out by the Committee in the period from January 1, 2022 to December 31, 2022 (2022 financial year ending date) (the “Report”).

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1.	Composition and Meetings of the Committee

On May 28, 2021, the Board of Directors appointed as members of the Committee Mr. William Federici, Mr. Fabrizio Bonanni and Mr. Fabio Buttignon.

All of the Committee members meet the requirements of independence set out in Article 2399 of the Civil Code, as well as the additional independence and financial competence requirements set out by the US and NYSE regulatory provisions applicable to the Company.

In such respect, the Board of Directors determined that Mr. William Federici and Mr. Fabio Buttignon are both “audit committee financial experts” as defined by the SEC rules and meet the financial experience requirement set forth by the NYSE Listing Rules. Moreover, in accordance with article 2409-octiesdecies, paragraph 3, of the Civil Code, Mr. Fabio Buttignon is a certified accountant and, therefore, is enrolled with the Italian Registry of Statutory Auditors established at the Ministry of Economy and Finance pursuant to Legislative Decree no. 39/2010.

On July 1, 2021, the Committee appointed Mr. William Federici as Chairman.

On April 8, 2022 the Committee issued its first Report of the Audit Committee to the shareholders on the activities carried out in the Financial Year 2021.

In 2022, seven meetings of the Committee were held, attended by, in addition to the members of the Committee, the following persons: the Executive Chairman (Mr. Franco Stevanato), the Chief Executive Officer (Mr. Franco Moro), the

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

Chief Financial Officer (Mr. Marco Dal Lago), the General Counsel, Senior Vice President, Company Secretary (Mr. Douglas J. Bruno), the Group Planning and Control Director (Mr. Alessandro Gioga), the Treasury Manager (Mr. Giuliano Dalla Cia), the Tax Director (Mr. Marco Toniolo), the CRS & Compliance Director (Mr. Manuel Cordioli), the Legal Manager (Ms. Leila Petrelli), the Consolidation and Reporting Manager (Ms. Silvia Stella), the Process and Procedures Manager (Ms. Andrea Damian) whose role from November 2022 changed to Internal Auditor, the Senior Vice President Investor Relations (Ms. Lisa Miles), the HR Internal Communication Coordinator / AFC Project Manager (Ms. Elisabeth Marin), as well as the auditors responsible for the auditing of the Company’s financial statements as appointed by the Audit Firm EY S.p.A. (Mr. Maurizio Rubinato and Mr. Giuseppe Giovinazzi).

Below is attached a table with an indication of the number of meetings attended:

Partecipants	Number of meetings	Percentage of attendance

William Federici	7	100%

Fabrizio Bonanni	6	86%

Fabio Buttignon	7	100%

Executive Chairman	6	86%

CEO	6	86%

CFO	6	86%

General Counsel, Senior Vice President, Company Secretary (joined the company September 1, 2022)	1	14%

Group Planning and Control Director	4	57%

Legal Manager	7	100%

Consolidation and Reporting Manager	4	57%

Process and Procedures Manager / Internal Auditor (from November 2022)	6	86%

Investor Relations Senior Vice President	5	71%

Tax Director	2	29%

Treasury Manager	2	29%

CRS & Compliance Director	1	14%

HR Internal Communication Coordinator / AFC Project Manager	6	86%

EY S.p.A.	5	71%

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

The members of the Committee also took part in all the meetings of the Board of Directors (during the reporting period of this Report, equal to eight (8)), as well as in the meetings of the other Committees of which they are members, namely:

- Mr. William Federici at four (4) ESG Committee meetings and six (6) Business & Strategy Committee meetings; and

- Mr. Fabrizio Bonanni at two (2) meetings of the Nominating & Corporate Governance Committee and six (6) meetings of the Business & Strategy Committee.

2.	General Observations

The Committee obtained adequate information on the activities carried out by the Company, on the general economic performance and the foreseeable development of its operations, as well as on the financially most significant transactions carried out by the Company in the financial year 2022, including those carried out through companies directly or indirectly controlled (these companies, together with the Company, the “Group”), by (i) participating in the meetings of the Board of Directors, (ii) periodically meeting the Company’s executive directors, the Chief Financial Officer and the other managers mentioned in the previous paragraph, the Audit Firm and the external legal counsel, and (iii) examining the documentation submitted to, or specifically requested, by the Committee.

3.	Supervisory Activities on the Adequacy of the Organisational Structure of the Company and of the Group

In accordance with the provisions of article 2409-octiesdecies, paragraph 5, of the Civil Code, the Committee supervised, within its duties and responsibilities, the adequacy of the organizational structure of the Company.

Through a series of meetings with the Executive Chairman of the Company, the Chief Executive Officer, the Chief Financial Officer, the Group Planning and Control Director, the Legal Manager, the Consolidation and Reporting Manager, the Process and Procedure Manager and the Internal Audit Manager, the Committee carried out an assessment of the organizational structure of the Company and the Group, paying particular attention to the adequacy and effective functionality of the various operational and control functions and to the adequacy of risk management mechanisms.

Following the recent growth of the Company and, in particular, the Listing process, the organizational structure of the Company and the Group underwent significant changes, the implementation of which the Committee has constantly monitored.

Among the most significant changes in the Group’s organizational structure implemented in the financial year 2022, we point out the following:

-	the appointment of the President, Americas, new role within the group, responsible for both North America and Latin America regions;

-	the appointment of the Senior Vice President, General Counsel and Company Secretary - a new role within the Group;

-	the appointment of the Senior Director Program Manager – a new role within the Group –accountable for the establishment of the Indiana plant;

-	the re-evaluation and reorganization of the Process and Procedure function, with the re-assignment of the activities formerly conducted by such function to others within the organization;

-	the appointment of the Internal Auditor – a new role within the Group.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

The Company has also initiated a project with the aim of redesigning the organization based on a central corporate structure and 3 regions: EMEA, Americas, and APAC.

In September 2022 the implementation of the Americas Region organization started.

This Regional organization is comprised of the following units

•	Regional Business
•	US TEC
•	Regional Operations
•	Regional Quality
•	Regional HR
•	Regional Finance

With regard to the Regional Americas organization, some of the more significant hirings are those listed below:

- the appointment of the VP Regional Operations – Americas;

- the appointment of the Senior Director Regional HR – Americas.

4.	Supervisory Activities on the Adequacy of the Internal Control and Risk Management System of the Company and the Group

4.1.	Supervision of the Adequacy of the Internal Control System

Currently, the Company’s control structure consists of:

•

controls operating at the group or subsidiary level, such as: definition of the delegated powers, the segregation of duties, formalization of internal policies relating to business processes and allocation to various employees of the access rights for the use of the information technology systems adopted in each Group company;

•

controls operating at the process level, such as: internal procedures, operating rules, authorization flows, reconciliations, management reviews, etc. This category includes controls concerning operational processes relating to the financial reporting and the financial statements closing process, as well as controls carried out by specific business functions. From time to time, these controls may be qualified as:

-	preventive, i.e. intended to prevent unintentional errors or fraud that could result in significant errors that would have a significant impact on financial reporting (material misstatement); or

-	monitoring / investigative (detective), i.e. designed to verify that any errors or fraud have not occurred / have not been implemented; and

-  manual, if personally executed by an operator; or

-  automatic, if designed within the IT applications supporting business activities.

The Company’s internal control system comprises the following levels:

•

First line of defense, which includes controls carried out by the process and controls owners (operational, business and staff functions) that within their day-by-day activities are responsible for executing the controls mitigating the risks identified within their processes and operational activities. Where possible, these controls are designed within the IT applications;

•

Second line of defense, which includes controls carried out by functions designated to managing risks, either to comply with applicable regulations or with internal policy and procedures, with the responsibilities of oversighting the execution and the proper functioning of the internal control system and properly informing

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

the top management. These functions, among others, include CSR & Compliance, Legal & Corporate Affairs, Quality and SOX Process and Procedures.

•

Third line of defense, which provides independent and objective assurance on the adequacy and effective operation of the first and second level of control, on the basis of a risk-based approach. This level of control will be covered by the Internal Audit function.

Following the Listing, the Company has implemented the adoption of an internal control system over financial reporting compliant with the SOX provisions that will be applicable to the Company when certain conditions, set forth by the same legislation, are met.

In this regard, in 2021, the Company, with the support of the consulting firm KPMG Advisory S.p.A., launched a project concerning the analysis and evaluation of the Group’s organizational structure and processes considered relevant for SOX purposes - especially, the business and IT processes – aimed at identifying the potential risks related to financial reporting and to assess the design of existing controls (the “SOX Project”). The implementation of the SOX Project has included the alignment with the Audit Firm in order to consider any guidelines or evidence resulting from the activity performed by the latter.

As a result of the first phase of the SOX Project, ended in March 2022, the Company identified the possible improvement areas and defined a “remediation plan” for proceeding with such improvements. During 2022, the defined action plan has been implemented for the Companies in scope (both at the Group and subsidiary level) and an analysis of the major controls already in place has been carried out to verify their effectiveness. For the identified gaps where the remediation plan has not been completed yet, a specific assessment has been carried out to understand if it could lead to a material weakness in the financial reporting.

The Committee monitored the adequacy and effectiveness of the internal control system through periodic meetings and discussions with the Chief Executive Officer, the Chief Financial Officer, the Process & Procedures Manager, the Internal Audit Manager, as well as the Audit Firm and the Management of AFC and Legal areas.

The verification and examination activities carried out by the Committee during 2022 did not reveal any material weaknesses in the structure of the internal control system.

During the reporting period of this Report, the Committee monitored the SOX Project and its state of implementation in order to evaluate, any potential critical issues. The activities related to the SOX Project proceeded according to the plans and no major issues to be reported have been identified.

4.2.	Supervisory Activities on the Adequacy of the Risk Management System

Currently, the Company has in place a formalized risk management process only with reference to the legal risks, as described in the following paragraphs. The Company’s overall risk management and control system has been enhanced and will be continuously improved as per the activities with regard to SOX projects.

Pending the definition of a more structured risk management system, the Committee has examined the most important operations carried out by the Group during the reporting period of this Report and assessed the risks associated with them and their management.

I.	The Committee examined in particular:

II.

The impairment test on goodwill and other indefinite-life intangible assets carried out by the management, according to the principles established by the International Accounting Standard Board (IASB) in IAS 36 “Impairment of Assets”.

III.

The capitalization of the start-up and expansion costs of part of the listing costs booked in the Stevanato Group S.p.A.’s financial statements for the financial year 2021, prepared in accordance with the Italian accounting principles; the Audit Committee gave its consent to the capitalization required by article 2426 of the Civil Code.

IV.

Expansion of the cash - pooling / cash-concentration. The Audit Committee listened to the proposal to further optimize the management of current treasury flows between Group companies and improve the allocation of resources, by the centralization of EURO flows already in operation with further cash pooling / cash

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

concentration mechanisms between Stevanato Group and the subsidiaries for USD flows. The Audit Committee expressed a favorable opinion and recommended to submit the transaction to the Board of Directors for final approval.

V.

Approval of the “Transfer Pricing Policy”. The Committee members received and examined the policy, which complies with the recommendations issued by the OCSE on transfer pricing and the tax laws issued in the individual countries where the group is present. The Audit Committee expressed a favorable opinion and recommended the Policy approval to the Board of Directors.

VI.

Approval of “Foreign Exchange Rate Risk Management Policy”. The Committee members received and examined the policy, which identifies the roles and responsibilities of the functions involved and formalizes operating rules and procedures for managing the risk that exposure to fluctuations in exchange rates between currencies may cause changes in economic results, cash flows and the value of assets and liabilities. The Audit Committee expressed a favorable opinion and recommended the Policy approval to the Board of Directors.

VII.

Approval of the “Commodity Risk Policy”. The Committee members received and examined the policy, which identifies the roles and responsibilities of the functions involved and formalizes operational rules and procedures for the active management of the risk that a rise in commodity prices may impact the financial statements and related cash flows. The Audit Committee expressed a favorable opinion and recommended the Policy approval to the Board of Directors.

VIII.

First Time Adoption IFRS for Stevanato Group S.p.A.. The Committee members were informed that the Company started the activities to adopt the IAS-IFRS accounting standards not only at the level of the consolidated financial statements, but at the level of the separate financial statements too, starting from FY 2022, transition date on January 1, 2021 and formal approval by Board of Director and Shareholder Meeting in 2023. The management gave information about the accounting and tax effects of the transition.

4.3.	Supervision of the Processes of Verifying the Compliance of the Activities of the Company and the Group with Applicable Regulations

Compliance of the Company’s and the Group’s activities with applicable regulations is ensured by the controls carried out by the CSR & Compliance, Process & Procedures, Legal & Corporate Affairs functions indicated in paragraph 4.1 above as well as by the Supervisory Body (Organismo di Vigilanza) established pursuant to Italian Legislative Decree no. 231/2001.

It must be highlighted that the Company has adopted an organizational and management model aimed at preventing the commission of offences that may involve a liability of the Company pursuant to Legislative Decree no. 231/2001 (the “Model 231”). Model 231 consists of:

•

a general section containing a description of the contents of Legislative Decree no. 231/2001, the system of attribution of powers adopted by the Company, the communication and training plans in place in respect to Model 231, the sanctions provided in case of commission of offences relevant for Legislative Decree no. 231/2001, and the principles of operation of the Supervisory Body;

•

several special sections, one for each category of offences relevant for Legislative Decree no. 231/01, containing a description of such offences, of the business processes which are to be considered “sensitive” in relation to the risk that offences relevant for Legislative Decree no. 231/2001 are committed, and the general principles of conduct in relation to individual offences;

•

two annexes containing a description of (i) the control protocols, provided for each “sensitive activity”, aimed at limiting the risk that offences relevant for Legislative Decree no. 231/2001 are committed, and (ii) the flow of information which must be provided to the Supervisory Body.

The crime-risk assessment process defined by Model 231 considers, for each type of crime provided for by the aforementioned Legislative Decree no. 231/2001, the business processes (so-called “sensitive activities”) in which there is a risk of commission of such offences. For each process, the model requires identification of the functions involved

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

and among them the responsible one, an assessment of the crime-risk on the basis of criteria such as the probability and severity of the occurrence of the relevant offences and on the basis of the controls provided for the process considered. The identification and analysis of “sensitive activities” - which is carried out in event of substantial changes of both organizational and regulatory nature - implies the direct involvement of all managers and employees who, with reference to the specific process, have significant decision-making and management autonomy.

Model 231 also provides for a system of information flows and a planning of control activities allowing the Supervisory Body to promptly verify the state of effectiveness and implementation of Model 231 and the adequacy, over time, of the crime-risk assessment process.

With a view to reinforcing the information flows, the Supervisory Body carried out training activities to comply with Legislative Decree no. 231/2001 , addressed to those who, within the company organization, hold positions of relevance in various capacities for the correct transmission of the information due, and prepared a special ‘Form for the periodic reporting of relevant events’ that is periodically sent to the functions concerned. During calendar year 2022, the Supervisory Body periodically sent this form to the parties involved, collecting the relevant feedback. In April 2021, Model 231 was updated, with reference the general section, to take into account the “whistleblowing” procedure set forth by the Company and, with regard to certain sections, to (i) insert the new area of risk relative to tax offences, (ii) adjust Model 231’s provisions to the latest regulatory changes in the field of offences against the public administration and (iii) take into account the new policies and procedures adopted by the Company with regard to offences in the fields of “health and safety at work” and “environment”.

With regard to further compliance control processes, it is pointed-out that, during 2022, the Company has revised the existing “Anti-Bribery”, “Insider Trading” and “Global Sanctions and Export Controls” policies as well as an internal “whistleblowing” procedure, which sets forth the modalities by which the reports of alleged irregularities filed by employees becoming aware of such irregularities by reason of the functions performed must be managed by the Company.

In July 2021, the Company finalized a revision of the Group’s Code of Ethics, which was adapted to the standards required of companies listed on regulated markets, also taking into account the aforementioned policies.

In November 2022, Model 231 has been updated in light of the latest regulatory changes and a new section of Model 231 has been created where offences relating to corruption, both towards the public administration and towards private individuals, are specifically and uniformly dealt with. The section of Model 231 relating to offences against industry and trade was supplemented with the addition of new provisions concerning the “management of company trademarks”, and consequently the annexes to Model 231 relating to the precautionary protocols envisaged by the Company to protect the so-called “areas of risk of offence” were updated in the section on “Information Flows to the Supervisory Board”, in light of a new method of periodically reporting relevant events to the Supervisory Body.

5.	Supervision of the Administrative and Accounting System of the Company and of the Group – Control of the Company’s Financial Information

The Committee reviewed, and assessed, in reliance on external and internal experts, including the Audit Firm, and the management of Stevanato Group, the adequacy of, the financial information closing process and of the accounting-administrative system, and the reliability of the latter to fairly represent in all material respects the financial position and results of operations of Stevanato.

The Committee took also note of the opinions issued by the Company’s Chief Executive Officer and Chief Financial Officer with regard to the adequacy and effective application of the administrative and accounting procedures in the preparation of the financial statements and consolidated accounts for the financial year ended on December 31, 2022.

Moreover, the Committee reviewed the financial results for the first quarter 2022, the financial results for the second quarter of 2022 and the first half of 2022, the financial results for the third quarter of 2022, and the financial results for the fourth quarter of 2022 and entire financial year 2022, as well as the documentation relating to the publication of such results, including financial guidance. The documentation in question – prepared by the management and reviewed

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

by the Audit Firm – was presented to the Committee by the Chief Financial Officer and the Consolidation and Reporting Manager. The Forms 6-K and 20-F filed with the SEC, consisting of the notes to the consolidated financial statements and the management discussion and analysis (MD&A), - respectively, reviewed or audited by the Audit Firm and reviewed by the Senior Vice President, General Counsel and Company Secretary - were also reviewed by the Committee.

The Committee reviewed also the press releases, commentary and presentations issued or made by the Senior Vice President Investor Relations and reviewed by the Senior Vice President, General Counsel and Company Secretary in order to assess their consistency with the Forms 6-K filed with the SEC.

Following their examination, also based on the on the controls carried out by, and on the discussions with, the Audit Firm, the external legal counsels, and the management of Stevanato, the Committee considered appropriate to recommend to the Board of Directors the approval of the results for (i) the first quarter of 2022; (ii) the second quarter of 2022 and the first half of 2022 (iii) the third quarter of 2022 and (iv) on the fourth quarter 2022 and the full year 2022, and of the Forms 6-K and 20-F respectively, as well as the related press releases prepared commentary and presentations.

6.	Audit Activities and Independence of the External Auditor

The Company, by resolution of the Shareholders’ Meeting on June 11, 2020, appointed EY S.p.A. as the auditor in charge of the statutory audit of the financial statement for the years 2020, 2021 and 2022. The appointment of the Audit Firm, pursuant to article 14 of Legislative Decree no. 39/2010, includes the auditing of the annual separate and consolidated financial statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), to be carried out on the basis of the International Standards of Auditing (ISA Italia) issued by the International Auditing and Assurance Standards Board (IAASB), as well as the supervision on the compliance of the Company’s accounting practices with the relevant law provisions.

It is pointed of that, following the Listing, according to applicable US regulations, the Audit Firm is also required to audit the annual consolidated financial statements of Stevanato and to express an opinion on whether the consolidated financial statements present fairly, in all material respects, the financial position and the result of its operations, in conformity with IFRS, based on the auditing standards adopted by the Public Company Accounting Oversight Board (PCAOB).

In such respect, on October 25, 2021, the Audit Firm presented to Stevanato an offer to perform - in addition to the auditing services carried out under Italian law - the aforementioned auditing activities in relation to the annual consolidated financial statements for the financial year 2021 for an annual compensation estimated in Euro 380,000.00, to be added to the compensation paid as consideration for the auditing services carried out under Italian law.

As set forth by both the Italian Legislative Decree no. 39/2010 and the SEC and PCOAB provisions, and in compliance with the Audit Committee Charter, at the meeting of November 5, 2021, the Audit Committee examined and expressed a positive opinion on the offer presented by the Audit Firm for the financial year 2021, reserving to submit to the Shareholders’ Meeting that will be convened, inter alia, for the approval of the financial statements for the year 2021, a substantiated proposal to extend the appointment to the Audit Firm to the performance of the aforementioned audit activities and grant to the latter the additional compensation requested in consideration thereof.

It is pointed out that other Group’s companies appointed audit firms belonging to the network of EY S.p.A. as their statutory auditors. In the financial year 2021, the Company did not appoint the Audit Firm or companies belonging to its network for the provision of non-audit services, except for the appointment relating to the issuance of the statement confirming the compliance of the VAT declaration with the applicable tax provisions (which may be carried out exclusively by the Audit Firm being in charge of the statutory audit).

On March 3, 2022, the Audit Firm issued the required statement confirming its independence. The Committee took also note of the transparency report prepared by the Audit Firm on 29 October 2021 in relation to the financial period ended 30 June 2021, pursuant to the provisions of EU Regulation 537/2014 and Legislative Decree no. 39/2010.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

On April 8, 2022 the Audit Committee issued the Substantiated proposal of the Audit Committee for the shareholders to resolve upon item 4 on the agenda for the Ordinary and Extraordinary Shareholders’ Meeting of the Company: “Additional remuneration of the External Auditor EY S.p.A. for the auditing of the consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB); related resolutions.”

The Audit Committee considered it advisable that Stevanato accepts the offer by the current external auditor EY S.p.A. and extends the appointment of EY S.p.A. to perform also the aforementioned auditing services for the following reasons:

-

it is appropriate that the audit of the consolidated financial statements of the Company is performed by the same external auditor for both Italian law and US regulations purposes, in order to avoid the redundancy of auditing activities and reviews on the same by the Audit Committee, along with the inefficiencies and expenses which would derive from the appointment of two different external auditors;

-

the additional remuneration requested by EY S.p.A. for the auditing of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, as well as for the reviewing of the quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and pursuant to the applicable SEC and PCOAB provisions, as specified in the offers presented to the Company on October 25, 2021, and on March 3, 2022, is adequate in light of the complexity of the activity to be carried out and of the responsibilities to be assumed by the external auditor and in line with the market standards, based on the knowledge of the Audit Committee members.

In consideration of the foregoing, pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, as resolved at the Audit Committee’s meeting of April 8, 2022, we submit to you, in relation to item 4 of the agenda of the shareholders’ meeting convened on June 1, 2022, the proposal to:

1.

extend the appointment of the Company’s External Auditor EY S.p.A. to the performance, in addition to the auditing services carried out following the appointment resolved by the shareholders’ meeting of June 11, 2020, of the audit of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, as well as of the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, in accordance with the PCOAB standards and under the terms of the applicable SEC and PCOAB provisions; and

2.

grant to EY S.p.A., as consideration for the performance of the audit of Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021, the additional annual compensation of Euro 380,000.00, as specified in the offer presented by EY S.p.A. on October 25, 2021, and, as consideration for the performance of the audit of Stevanato’s consolidated financial statements for the financial year ending on December 31, 2022, and of the review of quarterly consolidated financial statements as of March 31, June 30 and September 30, 2022, the additional estimated annual compensation of Euro 635,000.00, as specified in the offer presented by EY S.p.A. on March 3, 2022.

On June 1, 2022, the resolution proposed to the Ordinary and Extraordinary Shareholders’ Meeting was approved by the majority.

In light of the appointments of the Audit Firm and of the companies belonging to its network made by the Group and of the independence confirmation statement issued by the Audit Firm, the Committee did not find any critical issue in respect to the independence of the latter.

The Committee examined the activities carried out by the Auditor Firm and, in particular, the methods and the auditing approach used for the different significant areas of the financial statements and the audit plan and discussed with the Audit Firm the issues related to business risks and all topics connected to the Listing process.

The Committee was also informed of the audit procedures carried out by the Audit Firm in relation to the accounting system and to the fair presentation of the accounting records, from which no findings or anomalies arose.

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Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2022

7.	Omissions and Objectionable Facts – Opinion Issued

During the reporting period of this Report, also based on the controls carried out by, and on the discussions with, the Audit Firm, the external legal counsels, and the management of Stevanato, the Committee found no violations of applicable laws or regulations, irregularities, omissions or other objectionable acts made by the Company, by other Group companies or their directors or employees to be reported to the shareholders’ meeting.

In the same period, the Committee was not notified or made aware, pursuant to article 2408 of the Civil Code or otherwise, of any complaints or reports from directors, shareholder, employees of the Company or the Group or third parties in relation to irregularities, omissions, or other objectionable facts.

No opinion required under legal, regulatory or market regulations and/or the Charter was issued by the Committee during the financial year 2022.

8.	Supervision of Related Party Transactions

In preparation for the Listing and with regard to the form F-1 to be filed with the SEC, the management performed an assessment to identify any potential parties related with the Group. The above-mentioned form - which include the Company’s identified related parties and of the significant transactions - was reviewed and verified by the Audit Firm and by the external legal counsel.

Moreover, during 2022, the Company’s management oversaw the transactions and the commercial relationships with third parties in order to detect any other potential related party. Such process was controlled also by the Audit Firm, to the extent required by its duties and responsibilities, to ensure the completeness of the monitoring activities performed by the management.

Information on the main related party transactions carried out in the financial year 2022, as well as a description of their characteristics and their effects on the financial position and results of Stevanato, were adequately disclosed and illustrated in the notes to the consolidated financial statements and to the financial statements of Stevanato for the financial year 2022 (as part of the note “Disclosure on transactions with related parties”), as well as in the report of the Directors for the same financial year.

During the reporting period of this Report, the Committee was not made aware of any further transactions with related parties, nor did it receive information in this regard from the Executive Directors, the CFO or other managers of the Company or the Group, or the Audit Firm.

April 4, 2023	On behalf of the Management Control Committee The Chairman – William Federici

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